Exhibit 12.1

Dycom Industries, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Fiscal Year Ended
	July 29, 2017	July 30, 2016	July 25, 2015	July 26, 2014	July 27, 2013
Net income	$157,217	$128,740	$84,324	$39,978	$35,188
Income tax expense	93,208	77,587	51,260	26,341	23,011
Fixed charges included in the determination of net income	56,866	51,363	39,970	39,528	34,774
Total earnings, as defined	$307,291	$257,690	$175,554	$105,847	$92,973

Interest charges	$37,377	$34,733	$27,029	$26,837	$23,335
Rental interest factor	19,489	16,630	12,941	12,691	11,439
Total fixed charges, as defined	$56,866	$51,363	$39,970	$39,528	$34,774

Ratio of earnings to fixed charges	5.4x	5.0x	4.4x	2.7x	2.7x